FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, August 11, 2005, Series 2005-SL1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05065900



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: 
Name: Doris J. Hearn
Title: Vice President

By: 
Name: Evelyn Echevarria
Title: Vice President

Dated: August 15, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$246,787,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-SL1

Ace Securities Corp
(Depositor)

Deutsche Bank 

August 11, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). The information contained herein is preliminary as of the date hereof will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Deutsche Bank Securities Inc. ("DBSI") is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED August 11, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-SL1
$246,787,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1A	$156,701,000	Float	0.82	1 - 23	0	ACT/360	June 2035	AAA / Aaa
A-1B	25,000,000	Fixed	2.17	23 - 30	24	30/360	June 2035	AAA / Aaa
M-1	24,537,000	Fixed	4.72	30 - 63	24	30/360	June 2035	AA / Aa2
M-2	13,560,000	Fixed	4.15	41 - 63	24	30/360	June 2035	A+ / A1
M-3	5,811,000	Fixed	3.93	39 - 63	24	30/360	June 2035	A / A2
M-4	5,940,000	Fixed	3.85	37 - 63	24	30/360	June 2035	A- / A3
M-5	5,424,000	Fixed	3.79	36 - 63	24	30/360	June 2035	BBB+ / Baa1
M-6	4,778,000	Fixed	3.74	35 - 63	24	30/360	June 2035	BBB / Baa2
M-7	5,036,000	Fixed	3.70	34 - 63	24	30/360	June 2035	BBB- / Baa3
Total	**$246,787,000**							
Non-Offered Certificates:								
B-1	4,649,000	Fixed				* Not Offered *		
B-2	4,262,000	Fixed				* Not Offered *		
Total Certificates	**$255,698,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	35% CPR

Transaction Overview

Certificates: The Class A-1A Certificates and Class A-1B Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, and Class M-7 Certificates (collectively, the "Mezzanine Certificates" or "Class M Certificates"); and the Class B-1 Certificates and Class B-2 Certificates (the "Subordinate Certificates"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1A Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rate on the Class A-1B Certificates will be the lesser of (i) the applicable fixed rate and (ii) the Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) the applicable fixed rate and (ii) the Net WAC Pass-Through Rate. The pass-through rates on the Subordinate Certificates will be the lesser of (i) the applicable fixed rate and (ii) the Net WAC Pass-Through Rate.

Transaction Overview

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 5,227 fixed-rate second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $258,281,341 as of the Cut-off Date.

Class A Certificates: Class A-1A Certificates and Class A-1B Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, and Class M-7 Certificates

Subordinate Certificates: Class B-1 Certificates and Class B-2 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Ameriquest / Argent Mortgage	$137,144,950	53.10%
Fremont Investment & Loan	76,102,291	29.46
Deutsche Bank – ASAP	23,885,866	9.25
Quicken	13,018,877	5.04
Other	8,129,356	3.15
Total	**$258,281,341**	**100.00%**

Master Servicer and Securities Administrator: Wells Fargo Bank, National Association

Servicers: Primary servicing will be provided by GMAC Mortgage Corporation ("GMAC") (approximately 53.10%) and Ocwen Federal Bank FSB ("Ocwen") (approximately 46.90%).

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: August 1, 2005

Expected Pricing: Week of August 15, 2005

Expected Closing Date: On or about August 29, 2005

Record Date: The Record Date for the Class A-1A Certificates will be the business day immediately preceding the related Distribution Date, and the Record Date for the Class A-1B, Class M and Subordinate Certificates will be the last business day of the month immediately preceding the month in which the related Distribution Date occurs.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in September 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is not later than the 17th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date and the Mortgage Loans shall be the period from the 15th of the month immediately preceding the Distribution Date to the 14th of the month of the Distribution Date.
Interest Accrual Period:	Interest will initially accrue on the Class A-1A Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Class A-1A Certificates will initially settle flat (no accrued interest). Interest will accrue on the Class A-1B, Class M and Subordinate Certificates for each Distribution Date during the period commencing on the first day of the month prior to the month in which the Distribution Date occurs and ending on the last day of the month immediately preceding the month in which such Distribution Date occurs on a 30/360 basis. The Class A-1B, Class M and Subordinate Certificates will settle with accrued interest from the Cut-off Date to the Closing Date.
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.545% for the Mortgage Loans.
Compensating Interest:	Each Servicer will be required to cover Prepayment Interest Shortfalls on prepayments in full on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to such Servicer. If any Servicer fails to make such payments, the Master Servicer will be required to do so in an amount not to exceed the compensation payable to the Master Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Transaction Overview (Cont.)

Optional Termination: On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related Determination Date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase all of the Mortgage Loans and REO properties remaining in the trust, causing an early retirement of the Certificates, but is not required to do so. In the event the Master Servicer exercises this option, the portion of the purchase price allocable to the Certificates will be, to the extent of available funds, (i) 100% of the then outstanding certificate principal balance of the Certificates, plus (ii) one month's interest on the then outstanding certificate principal balance of the Certificates at the then applicable pass–through rate for each such class, plus (iii) any previously accrued but unpaid interest thereon to which the holders of the Certificates are entitled, together with the amount of any Net WAC Rate Carryover Amounts.

Monthly Servicer Advances: Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments but only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class M-7 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-5 Certificates, eighth, to the Class M-4 Certificates, ninth, to the Class M-3 Certificates, tenth, to the Class M-2 Certificates and eleventh, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Class CE Certificates, the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution.

A "Realized Loss" for a Liquidated Mortgage Loan is equal to the principal balance of such Liquidated Mortgage Loan plus interest thereon from the date on which interest was last paid less any liquidation proceeds received on such loan and for a Charged Off Mortgage Loan is equal to the principal balance of such Charged Off Mortgage Loan plus interest thereon from the date on which interest was last paid.

A "Liquidated Mortgage Loan" is a mortgage loan that was liquidated and for which the Servicer has determined that it has received all amounts it expects to receive in connection with such liquidation, including payments under any related private mortgage insurance policy, hazard insurance policy or any condemnation proceeds and amounts received in connection with the final disposition of the related REO property.

Transaction Overview (Cont.)

Allocation of Losses (continued):	A "Charged Off Mortgage Loan" is a defaulted Mortgage Loan that the Servicer is required to charge off once such loan becomes 180 days delinquent provided that such Mortgage Loan has not yet been liquidated and provided further, that the Servicer for such Mortgage Loan has determined, based on a broker's price opinion and other relevant considerations, that no significant net recovery is possible through foreclosure proceedings or other liquidation of the related mortgaged property or that the potential net recovery is anticipated to be an amount that is insufficient to warrant proceeding through foreclosure or other liquidation of the related property.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Overcollateralization Amount for the Certificates will initially be 1.00% and is anticipated to build to approximately 5.80% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Required Overcollateralization Amount"). On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 11.60% of the ending aggregate principal balance of the Mortgage Loans as of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Transaction Overview (Cont.)

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in September 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 68.90%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate certificate principal balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	Target CE %	CE % On/After Step Down Date
A	AAA / Aaa	29.65%	34.45%	68.90%
M-1	AA / Aa2	20.15%	24.95%	49.90%
M-2	A+ / A1	14.90%	19.70%	39.40%
M-3	A / A2	12.65%	17.45%	34.90%
M-4	A- / A3	10.35%	15.15%	30.30%
M-5	BBB+ / Baa1	8.25%	13.05%	26.10%
M-6	BBB / Baa2	6.40%	11.20%	22.40%
M-7	BBB- / Baa3	4.45%	9.25%	18.50%
B-1	BB+ / Ba1	2.65%	7.45%	14.90%
B-2	BB+ / Ba2	1.00%	5.80%	11.60%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month of such Distribution Date and, with respect to the Class A-1A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-SL1 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the margin, in the case of the Class A-1A Certificates, or the related fixed rate, in the case of the Class A-1B Certificates, the Mezzanine Certificates and the Subordinate Certificates over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the margin, in the case of the Class A-1A Certificates, or the related fixed rate, in the case of the Class A-1B Certificates, the Mezzanine Certificates and the Subordinate Certificates for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; and (iv) all Compensating Interest paid by the Servicers or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 68.90% Credit Enhancement Percentage (2x the Class A Target Credit Enhancement Percentage).

Principal distributions to the Class A Certificates will be allocated sequentially to the Class A-1A Certificates and Class A-1B Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 49.90% Credit Enhancement Percentage (2x the Class M-1 Target Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 39.40% Credit Enhancement Percentage (2x the Class M-2 Target Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 34.90% Credit Enhancement Percentage (2x the Class M-3 Target Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 30.30% Credit Enhancement Percentage (2x the Class M-4 Target Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 26.10% Credit Enhancement Percentage (2x the Class M-5 Target Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 22.40% Credit Enhancement Percentage (2x the Class M-6 Target Credit Enhancement Percentage), and seventh to the Class M-7 Certificates until it reaches approximately a 18.50% Credit Enhancement Percentage (2x the Class M-7 Target Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 14.90% Credit Enhancement Percentage (2x the Class B-1 Target Credit Enhancement Percentage), and second to the Class B-2 Certificates until it reaches approximately a 11.60% Credit Enhancement Percentage (2x the Class B-2 Target Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, and then sequentially to the Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margin on the Class A-1A Certificates and the fixed rate applicable to the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A-1A	2 x Margin
A-1B, M & B	+ 0.50%

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [8.70]% of the Senior Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2007 to August 2008	2.75%, plus 1/12th of 3.25% for each month thereafter
September 2008 to August 2009	6.00%, plus 1/12th of 3.00% for each month thereafter
September 2009 to August 2010	9.00%, plus 1/12th of 2.75% for each month thereafter
September 2010 to August 2011	11.75%, plus 1/12th of 1.25% for each month thereafter
September 2011 and thereafter	13.00%

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Subordinate Certificates on a sequential basis.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amount on the Subordinate Certificates, on a sequential basis.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a sequential basis.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered certificates in accordance with the pooling and servicing agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		0% CPR	20% CPR	35% CPR	45% CPR	55% CPR
A-1A	DM @ 100.00	26.00	26.00	26.00	26.00	26.00
	Avg Life	13.25	1.55	0.82	0.62	0.48
	Modified Duration	9.82	1.47	0.80	0.60	0.47
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Sep-30	Sep-10	Jul-07	Jan-07	Sep-06
A-1B	Yield @ 100.00	5.14	5.11	5.00	4.94	4.87
	Avg Life	27.33	7.92	2.17	1.58	1.22
	Modified Duration	14.41	6.32	2.01	1.48	1.15
	First Payment Date	Sep-30	Sep-10	Jul-07	Jan-07	Sep-06
	Last Payment Date	Jan-34	Jun-15	Feb-08	Jun-07	Jan-07
M-1	Yield @ 100.00	5.41	5.37	5.35	5.32	5.28
	Avg Life	25.71	6.43	4.72	3.38	2.50
	Modified Duration	13.58	5.21	4.05	3.01	2.28
	First Payment Date	Apr-26	Sep-08	Feb-08	Jun-07	Jan-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08
M-2	Yield @ 100.00	5.94	5.90	5.86	5.83	5.79
	Avg Life	25.71	6.43	4.15	3.07	2.37
	Modified Duration	12.88	5.11	3.58	2.73	2.15
	First Payment Date	Apr-26	Sep-08	Jan-09	Mar-08	Aug-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08
M-3	Yield @ 100.00	5.98	5.94	5.90	5.86	5.82
	Avg Life	25.71	6.43	3.93	2.89	2.22
	Modified Duration	12.83	5.10	3.40	2.58	2.02
	First Payment Date	Apr-26	Sep-08	Nov-08	Jan-08	Jun-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08
M-4	Yield @ 100.00	6.08	6.04	6.00	5.96	5.91
	Avg Life	25.71	6.43	3.85	2.83	2.16
	Modified Duration	12.70	5.08	3.33	2.52	1.96
	First Payment Date	Apr-26	Sep-08	Sep-08	Dec-07	May-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08
M-5	Yield @ 100.00	6.44	6.39	6.34	6.30	6.25
	Avg Life	25.71	6.43	3.79	2.77	2.12
	Modified Duration	12.26	5.01	3.25	2.46	1.92
	First Payment Date	Apr-26	Sep-08	Aug-08	Oct-07	Apr-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08

Sensitivity Table
To 10% Call

		0% CPR	20% CPR	35% CPR	45% CPR	55% CPR
M-6	Yield @ 99.87	6.56	6.53	6.49	6.46	6.43
	Avg Life	25.71	6.43	3.74	2.74	2.08
	Modified Duration	12.12	4.99	3.20	2.42	1.88
	First Payment Date	Apr-26	Sep-08	Jul-08	Oct-07	Apr-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08
M-7	Yield @ 98.61	6.67	6.78	6.89	6.99	7.10
	Avg Life	25.71	6.43	3.70	2.71	2.07
	Modified Duration	12.04	4.97	3.16	2.39	1.86
	First Payment Date	Apr-26	Sep-08	Jun-08	Sep-07	Mar-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08
B-1	Yield @ 85.00	7.37	9.27	11.15	12.81	14.79
	Avg Life	25.71	6.43	3.67	2.69	2.04
	Modified Duration	11.67	4.80	3.03	2.28	1.76
	First Payment Date	Apr-26	Sep-08	May-08	Aug-07	Mar-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08
B-2	Yield @ 80.00	7.90	10.54	13.19	15.57	18.31
	Avg Life	25.71	6.43	3.66	2.67	2.04
	Modified Duration	11.26	4.69	2.96	2.21	1.71
	First Payment Date	Apr-26	Sep-08	Apr-08	Aug-07	Feb-07
	Last Payment Date	Jan-34	Jun-15	Nov-10	Jun-09	Jul-08

Sensitivity Table
To Maturity

		0% CPR	20% CPR	35% CPR	45% CPR	55% CPR
A-1A	DM @ 100.00	26.00	26.00	26.00	26.00	26.00
	Avg Life	13.25	1.55	0.82	0.62	0.48
	Modified Duration	9.82	1.47	0.80	0.60	0.47
	First Payment Date	Sep-05	Sep-05	Sep-05	Sep-05	Sep-05
	Last Payment Date	Sep-30	Sep-10	Jul-07	Jan-07	Sep-06
A-1B	Yield @ 100.00	5.14	5.16	5.00	4.94	4.87
	Avg Life	27.52	9.07	2.17	1.58	1.22
	Modified Duration	14.46	6.92	2.01	1.48	1.15
	First Payment Date	Sep-30	Sep-10	Jul-07	Jan-07	Sep-06
	Last Payment Date	Mar-35	Apr-26	Feb-08	Jun-07	Jan-07
M-1	Yield @ 100.00	5.42	5.41	5.45	5.43	5.40
	Avg Life	25.83	7.13	5.84	4.19	3.10
	Modified Duration	13.61	5.56	4.81	3.61	2.75
	First Payment Date	Apr-26	Sep-08	Feb-08	Jun-07	Jan-07
	Last Payment Date	Feb-35	Dec-24	Aug-17	May-14	Mar-12
M-2	Yield @ 100.00	5.94	5.93	5.91	5.88	5.84
	Avg Life	25.83	7.11	4.56	3.36	2.58
	Modified Duration	12.90	5.43	3.85	2.94	2.32
	First Payment Date	Apr-26	Sep-08	Jan-09	Mar-08	Aug-07
	Last Payment Date	Feb-35	Oct-23	Jan-16	Mar-13	May-11
M-3	Yield @ 100.00	5.98	5.97	5.94	5.91	5.87
	Avg Life	25.83	7.09	4.33	3.17	2.43
	Modified Duration	12.85	5.42	3.66	2.79	2.18
	First Payment Date	Apr-26	Sep-08	Nov-08	Jan-08	Jun-07
	Last Payment Date	Feb-35	Dec-22	Jul-15	Nov-12	Jan-11
M-4	Yield @ 100.00	6.09	6.07	6.04	6.01	5.97
	Avg Life	25.83	7.08	4.24	3.11	2.36
	Modified Duration	12.72	5.39	3.58	2.72	2.12
	First Payment Date	Apr-26	Sep-08	Sep-08	Dec-07	May-07
	Last Payment Date	Jan-35	Jun-22	Apr-15	Aug-12	Dec-10
M-5	Yield @ 100.00	6.44	6.42	6.39	6.35	6.31
	Avg Life	25.83	7.06	4.16	3.05	2.32
	Modified Duration	12.28	5.31	3.49	2.66	2.08
	First Payment Date	Apr-26	Sep-08	Aug-08	Oct-07	Apr-07
	Last Payment Date	Jan-35	Nov-21	Dec-14	Jun-12	Oct-10

Sensitivity Table
To Maturity

		0% CPR	20% CPR	35% CPR	45% CPR	55% CPR
M-6	Yield @ 99.87	6.56	6.56	6.53	6.51	6.48
	Avg Life	25.83	7.04	4.10	3.00	2.27
	Modified Duration	12.14	5.27	3.44	2.61	2.03
	First Payment Date	Apr-26	Sep-08	Jul-08	Oct-07	Apr-07
	Last Payment Date	Jan-35	May-21	Aug-14	Mar-12	Jul-10
M-7	Yield @ 98.61	6.67	6.80	6.91	7.00	7.10
	Avg Life	25.83	7.02	4.05	2.96	2.25
	Modified Duration	12.06	5.23	3.38	2.57	2.00
	First Payment Date	Apr-26	Sep-08	Jun-08	Sep-07	Mar-07
	Last Payment Date	Dec-34	Oct-20	Apr-14	Dec-11	May-10
B-1	Yield @ 85.00	7.37	9.15	10.89	12.43	14.29
	Avg Life	25.82	6.99	4.00	2.92	2.21
	Modified Duration	11.68	4.99	3.20	2.42	1.86
	First Payment Date	Apr-26	Sep-08	May-08	Aug-07	Mar-07
	Last Payment Date	Dec-34	Jun-20	Nov-13	Aug-11	Feb-10
B-2	Yield @ 80.00	7.89	10.39	12.86	15.09	17.67
	Avg Life	25.82	6.94	3.94	2.87	2.19
	Modified Duration	11.27	4.84	3.10	2.32	1.80
	First Payment Date	Apr-26	Sep-08	Apr-08	Aug-07	Feb-07
	Last Payment Date	Nov-34	Nov-19	May-13	Apr-11	Nov-09


Deutsche Bank

Class A-1A and A-1B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	9/25/2005	9.75
2	10/25/2005	9.75
3	11/25/2005	9.75
4	12/25/2005	9.75
5	1/25/2006	9.75
6	2/25/2006	9.75
7	3/25/2006	9.75
8	4/25/2006	9.75
9	5/25/2006	9.75
10	6/25/2006	9.75
11	7/25/2006	9.75
12	8/25/2006	9.75
13	9/25/2006	9.75
14	10/25/2006	9.75
15	11/25/2006	9.75
16	12/25/2006	9.75
17	1/25/2007	9.75
18	2/25/2007	9.75
19	3/25/2007	9.76
20	4/25/2007	9.76
21	5/25/2007	9.76
22	6/25/2007	9.76
23	7/25/2007	9.76
24	8/25/2007	9.76
25	9/25/2007	9.76
26	10/25/2007	9.76
27	11/25/2007	9.76
28	12/25/2007	9.76
29	1/25/2008	9.76
30	2/25/2008	9.76
31	3/25/2008	9.76
32	4/25/2008	9.76
33	5/25/2008	9.76
34	6/25/2008	9.76
35	7/25/2008	9.76
36	8/25/2008	9.76
37	9/25/2008	9.76
38	10/25/2008	9.76
39	11/25/2008	9.76
40	12/25/2008	9.76
41	1/25/2009	9.76
42	2/25/2009	9.76
43	3/25/2009	9.76
44	4/25/2009	9.76
45	5/25/2009	9.76

Class A-1A and A-1B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	6/25/2009	9.76
47	7/25/2009	9.76
48	8/25/2009	9.76
49	9/25/2009	9.76
50	10/25/2009	9.76
51	11/25/2009	9.76
52	12/25/2009	9.76
53	1/25/2010	9.76
54	2/25/2010	9.76
55	3/25/2010	9.76
56	4/25/2010	9.76
57	5/25/2010	9.76
58	6/25/2010	9.76
59	7/25/2010	9.76
60	8/25/2010	9.76
61	9/25/2010	9.76
62	10/25/2010	9.76
63	11/25/2010	9.76

*CPR: 35%

*Net WAC Cap is 30/360 day count

Class M and Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	9/25/2005	9.75
2	10/25/2005	9.75
3	11/25/2005	9.75
4	12/25/2005	9.75
5	1/25/2006	9.75
6	2/25/2006	9.75
7	3/25/2006	9.75
8	4/25/2006	9.75
9	5/25/2006	9.75
10	6/25/2006	9.75
11	7/25/2006	9.75
12	8/25/2006	9.75
13	9/25/2006	9.75
14	10/25/2006	9.75
15	11/25/2006	9.75
16	12/25/2006	9.75
17	1/25/2007	9.75
18	2/25/2007	9.75
19	3/25/2007	9.76
20	4/25/2007	9.76
21	5/25/2007	9.76
22	6/25/2007	9.76
23	7/25/2007	9.76
24	8/25/2007	9.76
25	9/25/2007	9.76
26	10/25/2007	9.76
27	11/25/2007	9.76
28	12/25/2007	9.76
29	1/25/2008	9.76
30	2/25/2008	9.76
31	3/25/2008	9.76
32	4/25/2008	9.76
33	5/25/2008	9.76
34	6/25/2008	9.76
35	7/25/2008	9.76
36	8/25/2008	9.76
37	9/25/2008	9.76
38	10/25/2008	9.76
39	11/25/2008	9.76
40	12/25/2008	9.76
41	1/25/2009	9.76
42	2/25/2009	9.76
43	3/25/2009	9.76
44	4/25/2009	9.76
45	5/25/2009	9.76
46	6/25/2009	9.76
47	7/25/2009	9.76
48	8/25/2009	9.76
49	9/25/2009	9.76
50	10/25/2009	9.76
51	11/25/2009	9.76
52	12/25/2009	9.76
53	1/25/2010	9.76
54	2/25/2010	9.76
55	3/25/2010	9.76
56	4/25/2010	9.76
57	5/25/2010	9.76
58	6/25/2010	9.76
59	7/25/2010	9.76
60	8/25/2010	9.76
61	9/25/2010	9.76
62	10/25/2010	9.76
63	11/25/2010	9.76

*CPR: 35%

*Net WAC Cap is 30/360 day count

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	549	3.5706	549	45	468	4.7703	468
2	525	3.7907	512	46	469	4.7761	469
3	517	3.9349	495	47	470	4.7823	470
4	523	4.0975	494	48	471	4.7854	471
5	516	4.2621	478	49	472	4.7553	472
6	515	4.2991	477	50	472	4.7598	472
7	533	4.3845	496	51	472	4.7635	472
8	514	4.4467	472	52	472	4.7676	472
9	519	4.4701	479	53	472	4.7707	472
10	512	4.5090	472	54	472	4.7743	472
11	516	4.5528	478	55	472	4.7767	472
12	511	4.5695	473	56	472	4.7812	472
13	510	4.4902	477	57	472	4.7838	472
14	513	4.5269	483	58	472	4.7871	472
15	508	4.5653	479	59	472	4.7902	472
16	508	4.6016	484	60	472	4.7947	472
17	503	4.6350	480	61	472	4.8492	472
18	500	4.6714	479	62	472	4.8522	472
19	503	4.7041	487	63	472	4.8562	472
20	494	4.7379	480				
21	492	4.7701	482				
22	487	4.8035	481				
23	484	4.8357	482				
24	483	4.8699	483				
25	483	4.6518	483				
26	484	4.6639	484				
27	485	4.6782	485				
28	486	4.6905	486				
29	486	4.7025	486				
30	487	4.7150	487				
31	489	4.7263	489				
32	471	4.7386	471				
33	455	4.7504	455				
34	456	4.7621	456				
35	457	4.7726	457				
36	459	4.7840	459				
37	461	4.7183	461				
38	462	4.7263	462				
39	463	4.7330	463				
40	464	4.7390	464				
41	465	4.7461	465				
42	466	4.7524	466				
43	467	4.7574	467				
44	467	4.7651	467				

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied plus accrued interest
- 10% cleanup call is exercised
- Forward Curves
- 100% Severity
- Interest & Principal advancing
- 3 month recovery lag

Class	CDR Break-Even (%)	Cumulative Loss (%)
M-1	17.39	27.24
M-2	13.51	22.32
M-3	11.92	20.22
M-4	10.42	18.03
M-5	9.10	16.05
M-6	7.94	14.32
M-7	6.81	12.49
B-1	5.82	10.85
B-2	4.99	9.43

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	5,227	Purpose:	
Aggregate Principal Balance:	$258,281,341	Purchase:	81.17%
Average Principal Balance:	$49,413	Refinance-Cashout	15.27%
Range:	$4,914- $249,312	Refinance-Rate Term	3.56%
W.A. Coupon:	10.299%	Occupancy Status:	
Range:	4.750% - 13.750%	Primary:	98.99%
W.A. Remaining Term (Months):	318	Investment:	0.89%
Range (Months):	54 – 357	Second Home:	0.12%
W.A. Seasoning (Months):	5	Documentation Status:	
Latest Maturity Date:	May 1, 2035	Full:	48.60%
State Concentration (Top 5):		Stated:	46.89%
California:	36.12%	Limited:	3.61%
Florida:	10.40%	None:	0.91%
New York:	5.16%	Non-Zero W.A. Prepayment Penalty (Months):	23
Illinois:	5.14%	Loans with Prepay Penalties:	28.84%
Arizona:	4.79%	Interest Only Loans:	0.00%
W.A. Original Combined LTV:	98.80%	Non-Zero W.A. FICO Score:	663
Range:	37.77% - 100.00%	Property Type:	
Second Liens:	100.00%	Single Family:	69.61%
Non-Balloon Loans:	84.50%	PUD:	14.02%
Originators:		2-4 Family:	7.26%
Ameriquest / Argent Mortgage:	53.10%	Condo:	9.06%
Fremont Investment & Loan:	29.46%	Townhouse	0.03%
Deutsche Bank - ASAP:	9.25%	Co-op	0.02%
Quicken	5.04%		
Other:	3.15%		

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Ameriquest / Argent Mortgage	2,671	137,144,950	53.10	10.811	665	99.97
Fremont Investment & Loan	1,628	76,102,291	29.46	10.115	648	99.26
Deutsche Bank – ASAP	530	23,885,866	9.25	9.562	655	99.12
Quicken	261	13,018,877	5.04	6.883	721	85.25
Other	137	8,129,356	3.15	11.003	683	95.43
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	23	183,715	0.07	11.387	617	94.56
Fixed - 10 Year	204	1,964,500	0.76	11.672	612	95.37
Fixed - 15 Year	214	6,830,188	2.64	8.982	680	89.39
Fixed - 20 Year	227	6,679,589	2.59	10.312	646	99.62
Fixed - 30 Year	3,745	202,594,346	78.44	10.549	660	99.79
Balloon - 10/30	1	57,705	0.02	9.000	623	90.00
Balloon - 15/30	773	37,889,741	14.67	9.178	677	95.26
Balloon - 20/30	40	2,081,557	0.81	9.297	663	99.01
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

Principal Balance at Origination

Principal Balance at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	3,261	100,196,728	38.79	10.408	655	98.79
50,000.01 - 100,000.00	1,581	111,187,652	43.05	10.329	666	99.07
100,000.01 - 150,000.00	353	41,279,959	15.98	10.119	670	98.91
150,000.01 - 200,000.00	28	4,631,734	1.79	9.572	670	95.67
200,000.01 - 250,000.00	4	985,269	0.38	6.603	707	78.40
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	3,264	100,310,805	38.84	10.408	655	98.79
50,000.01 - 100,000.00	1,580	111,273,452	43.08	10.329	666	99.08
100,000.01 - 150,000.00	352	41,229,765	15.96	10.107	671	98.75
150,000.01 - 200,000.00	27	4,482,052	1.74	9.691	666	96.92
200,000.01 - 250,000.00	4	985,269	0.38	6.603	707	78.40
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	23	183,715	0.07	11.387	617	94.56
61 - 120	205	2,022,205	0.78	11.596	612	95.22
121 - 180	987	44,719,929	17.31	9.148	678	94.37
181 - 240	267	8,761,146	3.39	10.071	650	99.48
301 - 360	3,745	202,594,346	78.44	10.549	660	99.79
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	3	204,237	0.08	4.924	739	71.82
5.000 - 5.499	8	591,491	0.23	5.228	753	66.70
5.500 - 5.999	26	1,531,963	0.59	5.693	739	79.00
6.000 - 6.499	50	2,856,630	1.11	6.218	745	78.12
6.500 - 6.999	58	2,524,349	0.98	6.720	727	87.92
7.000 - 7.499	41	2,164,923	0.84	7.207	701	88.28
7.500 - 7.999	59	3,136,920	1.21	7.787	718	96.72
8.000 - 8.499	84	3,840,501	1.49	8.182	701	97.24
8.500 - 8.999	293	16,246,102	6.29	8.753	690	99.07
9.000 - 9.499	534	28,473,027	11.02	9.215	685	99.58
9.500 - 9.999	613	34,029,678	13.18	9.766	658	99.24
10.000 - 10.499	523	26,370,749	10.21	10.240	642	99.46
10.500 - 10.999	1,100	56,693,914	21.95	10.694	667	99.79
11.000 - 11.499	679	31,341,913	12.13	11.198	651	99.80
11.500 - 11.999	679	31,130,131	12.05	11.756	639	99.59
12.000 - 12.499	331	12,600,512	4.88	12.187	634	99.20
12.500 - 12.999	135	4,308,152	1.67	12.550	624	98.97
13.000 - 13.499	7	161,072	0.06	13.104	585	96.79
13.500 - 13.999	4	75,078	0.03	13.563	635	94.19
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	7	311,254	0.12	6.230	771	45.74
50.01 - 55.00	3	223,870	0.09	5.489	753	53.36
55.01 - 60.00	5	394,744	0.15	5.781	751	57.29
60.01 - 65.00	2	167,221	0.06	6.189	734	64.32
65.01 - 70.00	8	271,970	0.11	5.962	717	67.91
70.01 - 75.00	7	766,931	0.30	6.837	692	73.06
75.01 - 80.00	35	2,438,517	0.94	6.521	718	77.65
80.01 - 85.00	29	1,050,975	0.41	7.451	704	83.10
85.01 - 90.00	181	7,640,460	2.96	8.681	690	89.17
90.01 - 95.00	430	12,056,201	4.67	10.010	658	94.63
95.01 - 100.00	4,520	232,959,198	90.20	10.456	660	99.95
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
550 - 574	99	982,361	0.38	11.681	562	94.68
575 - 599	309	10,507,195	4.07	11.182	590	99.49
600 - 624	881	38,507,187	14.91	10.806	614	99.47
625 - 649	1,326	66,941,309	25.92	10.806	636	99.41
650 - 674	988	51,729,439	20.03	10.330	661	99.26
675 - 699	717	38,650,431	14.96	9.959	686	99.01
700 - 724	408	23,198,849	8.98	9.493	711	97.75
725 - 749	264	13,968,190	5.41	9.270	736	97.21
750 - 774	141	8,681,719	3.36	9.166	759	96.98
775 - 799	84	4,519,543	1.75	8.367	785	90.69
800 - 824	10	595,118	0.23	8.638	807	93.71
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,209	93,292,518	36.12	10.255	668	99.01
Florida	653	26,863,190	10.40	10.458	659	99.15
New York	183	13,320,900	5.16	10.307	669	97.75
Illinois	332	13,266,024	5.14	10.923	661	99.65
Arizona	350	12,366,548	4.79	10.522	660	99.38
Nevada	163	8,878,786	3.44	10.500	657	99.63
Massachusetts	145	8,656,866	3.35	10.522	664	98.15
Texas	276	8,171,110	3.16	9.860	650	99.76
Colorado	187	7,691,070	2.98	10.279	642	99.65
Maryland	143	7,283,904	2.82	10.407	658	98.88
Georgia	209	6,679,004	2.59	10.554	643	99.27
Michigan	173	6,245,882	2.42	8.889	689	95.00
New Jersey	109	5,613,816	2.17	10.281	660	96.94
Washington	118	4,931,762	1.91	10.634	655	98.67
Utah	109	3,989,508	1.54	10.625	657	99.81
Minnesota	99	3,685,963	1.43	9.595	655	99.46
Virginia	62	3,197,016	1.24	9.167	665	92.99
Connecticut	55	2,429,295	0.94	10.007	671	96.38
North Carolina	78	2,325,805	0.90	10.420	640	99.63
Hawaii	35	2,304,349	0.89	10.312	675	99.59
Oregon	45	1,815,880	0.70	9.733	666	98.79
Missouri	45	1,352,070	0.52	10.534	653	99.14
Wisconsin	36	1,191,199	0.46	10.289	657	99.29
New Mexico	40	1,149,294	0.44	10.665	650	99.16
Pennsylvania	35	1,140,870	0.44	8.881	662	94.90
Indiana	40	1,037,263	0.40	10.539	650	99.30
Kentucky	27	871,389	0.34	10.320	644	99.28
Louisiana	25	718,842	0.28	11.023	670	99.97
Rhode Island	15	714,285	0.28	11.300	653	99.71
Tennessee	27	654,078	0.25	10.041	656	99.89

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
South Carolina	26	638,147	0.25	10.440	634	99.67
Ohio	24	619,520	0.24	10.457	630	98.69
New Hampshire	14	590,639	0.23	10.063	695	96.65
Alabama	18	575,658	0.22	9.978	665	94.95
Alaska	11	560,401	0.22	11.039	659	98.72
Oklahoma	18	528,671	0.20	10.302	664	99.93
Maine	13	460,004	0.18	9.468	687	93.70
Idaho	12	415,371	0.16	9.553	673	98.73
Kansas	12	369,873	0.14	9.907	650	98.89
Nebraska	11	343,984	0.13	10.725	655	99.39
Iowa	11	312,100	0.12	11.175	630	99.86
Delaware	9	299,934	0.12	10.682	635	99.32
Wyoming	8	214,601	0.08	10.036	665	99.87
Mississippi	6	169,679	0.07	9.433	667	100.00
West Virginia	4	126,931	0.05	8.165	662	94.99
District of Columbia	1	86,214	0.03	9.125	596	100.00
Arkansas	3	36,752	0.01	10.385	620	99.20
Montana	1	34,901	0.01	6.300	704	80.00
North Dakota	1	29,935	0.01	10.800	681	100.00
Vermont	1	29,540	0.01	10.625	600	100.00
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	5,095	255,662,786	98.99	10.287	662	98.86
Investment	116	2,307,563	0.89	11.581	675	92.71
Second Home	16	310,992	0.12	10.070	687	89.50
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	2,846	125,519,797	48.60	9.664	654	98.08
Stated Documentation	2,170	121,102,806	46.89	10.938	671	99.52
Limited Documentation	175	9,311,821	3.61	10.284	661	99.57
No Documentation	36	2,346,918	0.91	11.330	683	96.59
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	4,219	209,646,062	81.17	10.491	662	99.64
Refinance - Cashout	813	39,446,628	15.27	9.885	657	96.78
Refinance - Rate Term	195	9,188,651	3.56	7.677	699	88.27
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	3,650	179,779,653	69.61	10.265	661	98.68
PUD	757	36,215,887	14.02	10.175	662	99.12
Condo	509	23,405,332	9.06	10.370	668	99.24
2-4 Family	308	18,757,058	7.26	10.776	671	98.77
Townhouse	2	65,031	0.03	7.392	737	97.44
Co-op	1	58,380	0.02	10.500	738	90.00
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	3,796	183,781,863	71.16	10.436	667	98.70
6	2	180,204	0.07	10.092	701	94.87
12	193	11,838,640	4.58	10.176	658	98.08
24	1,137	57,969,916	22.44	9.921	651	99.27
36	97	4,388,037	1.70	9.912	657	98.87
42	1	50,902	0.02	8.250	672	94.66
48	1	71,779	0.03	8.500	674	100.00
Total:	**5,227**	**258,281,341**	**100.00**	**10.299**	**663**	**98.80**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
Gary Huang	212-250-7943
ABS Banking	
Sue Valenti	212-250-3455
Ryan Stark	212-250-8473
Daniel Murray	212-250-0864
ABS Structuring	
Bill Yeung	212-250-6893
Sudibyo Pradono	212-250-4777
ABS Collateral	
Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978